EXHIBIT 6.18

AGREEMENT FOR PURCHASE OF LLC INTEREST

THIS AGREEMENT FOR PURCHASE OF LLC INTEREST (this “Agreement”) is dated as of March 31, 2021 (the “Effective Date”), and is made and entered into by and between Juva Life, Inc., a California corporation (“Seller”) and Baja Investment Partners, LLC, a California limited liability company (“Buyer”), in connection with Seller’s transfer of all of its interest in VG Enterprises, LLC, a California limited liability company (the “Company”) to Buyer. Buyer and Seller are collectively referred to as “Parties”.

RECITALS

WHEREAS, Seller one hundred percent (100%) of the Membership Interest in Company (the “Membership Interest”);

WHEREAS, Company has received approval of Commission Use Permit (the “Permit”) pursuant to Stockton Municipal Code Section 16.80.195 [EXHIBIT A] to operate cannabis cultivation facility in the City of Stockton at 1903 Navy Dr., Stockton, CA 95206 (the “Premises”);

WHEREAS, Buyer acknowledges and understands that Seller and Company do not have a City of Stockton Business License for Company to operate a cannabis cultivation facility at the Premises;

WHEREAS, Buyer acknowledges and understands that Seller and Company do not have a City of Stockton Operator Permit License for Company to operate a cannabis cultivation facility at the Premises;

WHEREAS, concurrently with this Agreement, Buyer will be executing a “Standard Industrial/Commercial Single-Tenant Lease – Net” and Addendum (collectively “Lease”) for the Premises;

WHEREAS, Buyer acknowledges and understands that Seller and Company do not have a California State License for Company to operate a cannabis cultivation facility at the Premises;

WHEREAS, Buyer acknowledges and understands that Company does not have any inventory or plants;

WHEREAS, Buyer acknowledges and understands that Seller and Company, and each of them, have not met all of the conditions set forth in the Permit and that, before it can obtain a State License, Buyer must meet the conditions set forth therein in order to obtain the local authorization required for a California State License;

WHEREAS, Buyer acknowledges and understands that Company has not conducted business operations and, therefore, inventory, goodwill, accounts receivables, etc., are not part of this transaction; and

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WHEREAS, Buyer desires to purchase from Seller, and Seller desire to sell to Buyer, the Membership, subject to terms and conditions contained herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, and agreements set forth above and in the body of this Agreement, upon the terms and subject to the conditions hereinabove and hereinafter set forth, the Parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE

1.1 Sale and Purchase of Seller’s Interest. On the Effective Date, Seller shall sell, assign, and transfer to Buyer all of the Seller’s Interest in the Company, and Buyer shall purchase, acquire, and accept the Seller’s Interest from Seller, all upon the terms and conditions set forth in this Agreement.

1.2 Purchase Price. The purchase price for the Seller’s Interest is One Million, One Hundred Thousand Dollars ($1,100,000.00) (the “Purchase Price”).

1.3 Payment of the Purchase Price.

1.3.1 Down Payment. On the Effective Date, Seller shall deliver to Buyer, by wire transfer, a down payment for of the Purchase Price in the amount of Two Hundred and Seventy-Five Thousand Dollars ($275,000.00) (“Down Payment”).

1.3.2 Equity Promissory Note.On the Effective Date, Seller shall deliver to Buyer a Secured Promissory Note in the form of that attached hereto as EXHIBIT B (the “Promissory Note”) in the amount of Eight Hundred Twenty-Five Thousand Dollars ($825,000.00). The Promissory Note shall be secured by a pledge of Buyer’s entire ownership interest in the Company, which pledge agreement shall be in the form of that attached hereto as EXHIBIT C (the “Security Agreement”), and shall be guaranteed by Samuel Chavez and Elian Zepeda (“Buyer’s Members”), and each of them, in the form of that attached hereto as EXHIBIT D (the “Personal Guaranty”). Buyer shall also deliver to Seller a signed UCC-1 Statement, suitable for filing in the State of California [EXHIBIT J].

ARTICLE II

REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

Seller hereby represents and warrants to Buyer, and covenants with Buyer, as follows:

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2.1 Authority and Capacity. Seller is a corporation duly organized, validly existing, and in good standing under the laws of California and has all requisite power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. All approvals and consents of persons necessary to approve the transfer set forth herein have been obtained.

2.2 Agreement Will Not Cause Breach or Violation. The execution, delivery and performance of this Agreement by Seller does not and the consummation of the transaction contemplated hereby will not (a) conflict with any provision of Seller’s charter documents; (b) result in a breach of or default under any other agreement to which Seller is a party or by which it is bound; or (c) violate any law applicable to Seller or any judgment, order, injunction, decree or award of any court, arbitrator, administrative agency or governmental body applicable to or binding upon Seller.

2.3 Binding Agreement. This Agreement has been duly and validly executed and delivered by Seller and constitutes Seller’s valid and binding agreement, enforceable against Seller in accordance with and subject to its terms.

2.4 Title to Seller’s Interest. Seller is the lawful record and beneficial owner of all of Seller’s interest in Company, free and clear of any liens, claims, agreements, charges, security interests and encumbrances whatsoever. Upon payment of the Fourth Payment, the Operating Agreement of the Company showing ownership of the membership interests of the Company shall be amended to memorialize this transaction and to show that Buyer owns 100% of the membership interests in the Company, subject to the terms of this Agreement. Seller shall sign such documents and provide such certificates as may be required to evidence the transfer of Seller’s interest to Buyer.

2.5 Absence of Liabilities. To the actual knowledge of the Seller, without duty of inquiry or investigation, there are no material debts, liabilities or obligations of any nature, whether accrued, absolute, contingent, or otherwise, that are not reflected on the Company’s balance sheet.

2.6 Compliance with Laws. To the actual knowledge of the Seller, the Company has not received notice that it is in violation of any applicable federal, state, or local statute, law, ordinance, or regulation affecting the operation of the Company’s business.

2.7 Absence of Litigation. To the actual knowledge of the Seller, the Company has not received notice of any pending or threatened suit, action, arbitration, or legal or administrative proceeding or investigation affecting the Company or its business.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

3.1 Authority and Capacity of Buyer; No Default of Company. Buyer has all requisite power, authority and legal capacity to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby.

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3.2 Binding Agreement. This Agreement has been duly and validly executed and delivered by Buyer and constitutes Buyer’s valid and binding agreement, enforceable against Buyer in accordance with and subject to its terms.

3.3 No Conflicts; Consents. Except as contemplated by this Agreement and the consummation of the transactions contemplated hereby, this Agreement will not: (i) violate or conflict with any provision of the organizational documents, as amended, of the Buyer; (ii) violate or conflict with any constitution, statute, regulation, rule, injunction, judgment, order, permit, decree, ruling, charge, or other restriction of any government, governmental agency, court or arbitrator to which the Buyer or any of its assets are subject; (iii) conflict with, result in a breach of, constitute a default under (or with notice or the lapse of time or both could result in a breach of or constitute a default), result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or bound or to which any of its assets are subject; (iv) result in or require the creation or imposition of any lien, security interest or encumbrance in, to or on any of the properties of the Buyer; or (v) require the Buyer to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency, creditor or other third party in order to consummate the transactions contemplated by this Agreement.

3.4 Buyer’s Knowledge of Company. Buyer is completely familiar with the business, cannabis laws and regulations, technologies, financial condition, risks, and prospects of the Company, and Seller has made no representation or warranty regarding the Company, its business, cannabis laws and regulations, technologies, financial condition or prospects. Seller is selling Seller’s Interest without representation, warranty, promise, or guarantee of any kind or nature (except as set forth herein), and Buyer is purchasing Seller’s Interest based entirely on Buyer’s knowledge of the Company, and without reliance on any information or representations made or allegedly made by Seller, its employees or agents.

3.5 Investment Representations. Buyer is acquiring the Seller’s interest in Company for Buyer’s own account and is not acquiring the Seller’s interest with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act of 1933, as amended.

ARTICLE IV

DUE DILIGENCE AND DISCLAIMER OF WARRANTIES

4.1 Access; Due Diligence. Seller has, concurrently with or prior to the execution of this Agreement, provided Buyer with (i) a copy of the Company’s Tax Returns; (ii) proof of payment of the Company’s taxes, as applicable; and (iii) Company’s’ corporate records including Articles of Organization, Operating Agreement, and amendments thereto. Buyer acknowledges that its obligations to consummate the transactions contemplated hereby are not subject to any further due diligence investigation by Buyer.

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4.2 Confidential Information. Buyer acknowledges that it has received, or will receive, confidential information about the Company (the “Confidential Information”). Buyer agrees to continue to be bound by all agreements under which it received such Confidential Information for the benefit of Seller and Company (the “Confidentiality Agreement”). If this Agreement is terminated before the Closing, Buyer promptly shall return to Seller or destroy all Confidential Information and shall not retain copies thereof, including all information, testing, studies, surveys, reports, and evaluations (environmental and financial, for example), and at Seller’s request, Buyer shall provide Seller with complete copies of all third party engineering and environmental reports obtained by Buyer in connection with the Premises.

4.3 Buyer Acknowledgments. Buyer specifically acknowledges that, except for Seller’s representations herein, and subject to Seller’s obligations as contained in this Agreement, Buyer is not relying on any representations or warranties of any kind whatsoever, express or implied, from Seller, or any director, officer, employee, representative, broker, or other agent of either of them, as to any matters concerning the Premises, the Permits, Assets and/or the Business conducted therewith, including: (a) the condition or safety of the Premises or any improvements thereon, including plumbing, sewer, heating and electrical systems, roofing, air conditioning, if any, foundations, soils and geology, lot size, or suitability of the Premises or its improvements for a particular purpose; (b) whether the appliances, if any, plumbing, or utilities are in working order; (c) the habitability or suitability for occupancy of any structure and the quality of its construction; (d) the fitness or condition of any personal property; (e) whether the fixtures or improvements are structurally sound, in good condition, or in compliance with applicable Laws; (f) the profits or losses relating to operations at the Premises; (g) the legal or tax consequences of this Agreement or the transactions contemplated hereby; (h) the environmental condition of the Premises, including but not limited to the possible presence of petroleum products and/or hazardous substances in, under, or near the Premises; (i) the continued validity of the Permit and (j) the completeness or accuracy of any information provided to Buyer by Seller or their agents. Buyer understands the legal significance of the foregoing provisions and acknowledges that they are a material inducement to Seller’s willingness to enter into this Agreement.

4.4 Disclaimer of Other Representations and Warranties. BUYER ACKNOWLEDGES THAT PRIOR TO EXECUTION OF THIS AGREEMENT, IT HAS BEEN GIVEN THE OPPORTUNITY TO EXAMINE ALL ASPECTS OF THE COMPANY AND THE PREMISES. ACCORDINGLY, BUYER AGREES THAT THE MEMBERSHIP INTEREST SHALL BE ACQUIRED AND THAT BUYER SHALL ACCEPT THAT THE COMPANY OWNS THE MEMBERSHIP INTEREST AT CLOSING STRICTLY ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS, WITH NO RIGHT OF SET-OFF OR REDUCTION IN THE PURCHASE PRICE EXCEPT FOR ADJUSTMENTS EXPRESSLY CONTEMPLATED BY THIS AGREEMENT AND THAT, EXCEPT FOR SELLER’S LIMITED REPRESENTATIONS SET FORTH HEREIN, THE TRANSFER OF THE MEMBERSHIP INTEREST AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND SELLER DOES HEREBY DISCLAIM AND RENOUNCE ANY SUCH REPRESENTATION OR WARRANTY.

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ARTICLE V

CLOSING

5.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur on April 15, 2021 (the “Closing Date”), or at such other time and place as the Buyer and the Seller may agree.

5.2 Deliveries by Seller. At Closing, the Seller shall execute and deliver:

5.2.1 A counterpart of the Assignment and Assumption of Limited Liability Company Interest, substantially in the form attached hereto as EXHIBIT E, duly executed by Seller in respect of the Seller’s Interest (the “Interest Assignment”);

5.2.2 The resignation of the Seller as a Manager of the Company in the form attached hereto as EXHIBIT F, duly executed by Seller;

5.2.3 A Certificate from Seller, substantially in the form attached hereto as EXHIBIT G, dated as of the Closing Date and duly executed by Seller, certifying as to the matters specified therein; and

5.2.4 such further documents (including, without limitation, instruments of assignment, conveyance, transfer or confirmation) as may be reasonably necessary for (i) Seller to convey and transfer to Buyer, and Buyer to acquire and accept from Seller, Seller’s Interest, free and clear of all Liens, and (ii) Buyer to become a member of the Company, or as may be otherwise reasonably requested by Buyer.

5.3 Deliveries by Buyer. At Closing, the Buyer shall execute and deliver:

5.3.1 Payment of the Down Payment of the Purchase Price to the Buyer;

5.3.2 The Promissory Note (as set forth in Exhibit B) executed by Samuel Chavez and Elian Zepeda, and each of them;

5.3.3 The Security Agreement (as set forth in Exhibit C) executed by Samuel Chavez and Elian Zepeda, and each of them;

5.3.4 The Personal Guaranty (as set forth in Exhibit D) executed by Samuel Chavez and Elian Zepeda, and each of them;

5.3.5 A counterpart of the Interest Assignment, duly executed by Buyer;

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5.3.6 A Certificate from Buyer, substantially in the form attached hereto as EXHIBIT H, dated as of the Closing Date and duly executed by Buyer, certifying as to the matters specified therein; and

5.3.7 An executed copy of the Lease as set forth in EXHIBIT I; and

5.3.8 Any and all such further documents (including, without limitation, instruments of assumption, acquisition, acceptance or confirmation) as may be reasonably necessary for (i) Seller to convey and transfer to Buyer, and Buyer to acquire and accept from Seller, the Seller’s Interest, free and clear of all Liens, and (ii) Buyer to become a member of the Company, or as may be otherwise reasonably requested by Seller.

5.4 Condition Precedent. The consummation of the transactions contemplated by this Agreement is expressly contingent upon the execution and delivery of the Promissory Note, Security Agreement, Personal Guaranty and Lease as set forth herein.

5.5 Rent Payments. All rent, late fees, and other charges related to the lease of the Premises from Landlord shall be Seller’s responsibility until March 31, 2021. The Parties acknowledge and agree that Buyer has assumed responsibility for the payment of rent for the Premises to Landlord as of March 31, 2021.

5.6 No Prepaid Expenses. The Parties acknowledge and agree that neither Party has prepaid any expenses that are subject to reimbursement.

5.7 Utilities. Charges for water, gas, power, light, and other utility services for the Premises shall be the responsibility of Seller with respect to services until March 31, 2021 and shall be Buyer’s responsibility with respect to service as of April 1, 2021. The Parties shall endeavor to obtain meter readings or other evidence of the amounts due for utilities before March 31, 2021, but if such readings or evidence cannot be obtained before March 31, 2021, the Closing shall be completed without adjustment of the same, and upon obtaining such reading or evidence after March 31, 2021, Seller shall pay Buyer the charges incurred before March 31, 2021 based upon such reading.

ARTICLE VI

ADDITIONAL AGREEMENTS AND COVENANTS

6.1 Distributions. Nothing herein shall prohibit Company from making distributions to Seller prior to the Closing Date.

6.2 Announcements. Before Closing, neither Seller nor Buyer shall make any public announcements concerning the execution and delivery of this Agreement or the transactions contemplated hereby without first obtaining the prior written consent of the other, except as may be required by applicable Law or agreement with any securities exchange, and except that Seller may disclose this Agreement to any lender holding a lien on any property owned by the Company or otherwise subject to this Agreement and to any landlord or lender of the Company in order to comply with Seller’s obligations hereunder, and Seller or Buyer may disclose the identity of the other Party and terms of this Agreement to their employees, vendors, outside counsel, or other outside professionals on a need to know basis in connection with consummating this transaction. If a disclosure is required by a fuel supplier agreement or applicable Law or agreement with any securities exchange, the disclosing Party shall make reasonable efforts to afford the other Party an opportunity to review and comment on the proposed disclosure before the making of such disclosure.

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6.3 Mutual Cooperation. From and after the date hereof and until the date of Closing:

6.3.1 Buyer hereby covenants and agrees with Seller that Buyer shall use its reasonable efforts to cause the consummation of the transactions contemplated hereby according to the terms and conditions hereof, and Seller hereby covenants and agrees with Buyer that Seller shall use Seller’s reasonable efforts to cause the consummation of the transactions contemplated hereby according to the terms and conditions hereof.

6.3.2 Seller shall use reasonable efforts to obtain the written consent of any other party to a Contract if such party’s consent may be legally required as a result of the transfer of the Shares. Buyer agrees to cooperate fully with Seller to secure such consents, including supplying such information about Buyer as may be requested by third parties, if applicable. Buyer shall bear the costs of all transfer fees.

6.4 Buyer to Retain Ownership. Except as provided below, until or unless the Promissory Note has been or, in connection with such transaction, will be paid in full, Buyer shall not: (a) sell, assign, pledge, or transfer (whether voluntarily, involuntarily, by operation of law, by gift or for consideration) any membership interest in the Company or sell the Company; and (b) without the prior written consent of Seller, allow the Company to sell any of its assets, except in the ordinary course of business, or issue any new or additional membership interests or admit any new members to the Company, or amend its operating agreement. Any such prohibited sale, pledge or other transfer or issuance of new membership interests shall be null and void, and the Company shall not be required to transfer or enter on its books any new or transferred membership interests in the Company until the Promissory Note has been paid in full. Until such time, Buyer shall continue to operate and manage the Company and its assets in a good and prudent manner, in accordance with past practice.

ARTICLE VII

CONDITIONS PRECEDENT TO CLOSING

7.1 Seller’s Conditions Precedent. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to each of the following conditions being met by Buyer:

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7.1.1 Buyer have paid the Down Payment to Seller.

7.1.2 Buyer and Buyer’s Members shall have executed the Promissory Note, Security Agreement, Personal Guaranty, and Lease.

7.1.2 The representations and warranties made by Buyer in this Agreement shall be true in all material respects when made and on and as of the Closing as though such representations and warranties were made on and as of Closing. Seller shall have received from Buyer at Closing a satisfactory certificate to such effect signed by an authorized officer of Buyer.

7.1.3 Buyer shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Buyer before or at Closing. Seller shall have received from Buyer at the Closing a satisfactory certificate to such effect, signed by an authorized officer of Buyer.

7.1.4 Buyer shall have executed and delivered to Seller at the Closing each of the Buyer Documents and such additional documents as may be reasonably requested by Seller in order to consummate the transactions contemplated by this Agreement.

7.1.5 Buyer shall have paid or made provisions acceptable to Seller for the payment of all fees, costs, and expenses for obtaining all environmental due diligence, surveys, title examinations, inventory audits, and other inspections performed in connection with the transactions contemplated pursuant to this Agreement.

7.1.6 Buyer shall have released Seller from any personal guaranties that they have given prior to the Closing related to the operation of the Business.

7.1.7 Closing shall have been consummated.

7.2 Buyer’s Conditions Precedent. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to each of the following conditions being met by Seller:

7.2.1 The representations and warranties made by Seller in this Agreement shall be true in all material respects when made and on and as of the date of Closing as though such representations and warranties were made on and as of Closing.

7.2.2 Seller shall have performed and complied in all material respects with all provisions of this Agreement required to be performed or complied with by Seller before or at Closing. Buyer shall have received from Seller at Closing satisfactory certificates to such effect signed by Seller.

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7.2.3 Seller shall have executed and delivered to Buyer at the Closing each of the Seller Documents and such additional documents as may be reasonably requested by Buyer in order to consummate the transactions contemplated by this Agreement.

7.2.4 Company shall have paid in full all debt secured by any Assets either prior to or simultaneous with Closing.

7.2.5 From the Effective Date to the Closing Date, there shall not have been any Material Adverse Effect on the Company, nor any suspension, revocation, or detrimental modification to either of the Permits.

7.2.6 Seller shall have executed and delivered to Buyer a general release in favor of Company and Buyer and their Affiliates in a form to be mutually agreed upon by the Seller and the Buyer.

7.2.7 Closing shall have been consummated.

7.3 Mutual Condition Precedent. The obligations of each of the Parties to consummate the transactions contemplated by this Agreement are subject to each of the following condition: as of the Closing Date, there shall not be any claim or judgment of any nature or type threatened, pending, or made by or before any Governmental Authority that questions or challenges the lawfulness of the transactions contemplated by this Agreement under any law or regulation or seeks to delay, restrain, or prevent such transactions.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.1 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Effective Date and the Closing and continue in full force and effect until ninety (90) days following the expiration of the applicable statute of limitations with extensions for any tolling of such statute of limitations. Notwithstanding anything herein to the contrary, if written notice of any claim for indemnification hereunder (a “Claim”) has been delivered in accordance herewith prior to the expiration of the representation or warranty upon which such Claim is based, the relevant representations and warranties shall not expire, and such Claim may be pursued until the final resolution of such Claim in accordance with the provisions of this Article. All covenants and agreements of the Parties contained herein shall survive indefinitely or for the period explicitly specified therein.

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8.2 Indemnification for Taxes.

8.2.1 To the extent not accrued as a liability on the Company’s balance sheet at the time of Closing, Seller shall indemnify Buyer, Company, and their respective Affiliates and hold each of them harmless (on an after-Tax basis) from and against (i) any and all Taxes of Company (or any predecessor company thereto or any subsidiary) in respect of any period ending on or before the Closing Date, or in the case of a period that includes but does not end at the Closing Date, the portion thereof prior to and including the Closing Date (such period or portion, a “Pre-Closing Period”); (ii) any and all Taxes for which the Company may be or become liable by reason of (1) being a member of an affiliated, combined, consolidated, or unitary group at any time prior to the Closing, including under Treasury Regulation Section 1.1502-6 or any analogous or similar provision under any state, local, or foreign Tax Law or (2) being a successor-in-interest or transferee of any other Person as a result of an event or transaction occurring prior to Closing; or (iii) the effect of any breach of a representation in Section 5.13 or covenant in Section 11.2 or other covenant with respect to Taxes, in each case, all reasonable costs (including reasonable attorneys’ fees and related disbursements and expenses) incurred by Company, Buyer, or any of their Affiliates in connection therewith or in enforcing their rights hereunder.

8.2.2 Except as provided herein, the indemnities provided for in this Section shall apply notwithstanding any investigation made by Buyer in connection with the transactions contemplated by this Agreement or its receipt or review of or comments on, any Tax Return, (ii) shall be separate and independent of any other indemnity provision contained herein, and (iii) anything in this Agreement to the contrary notwithstanding, shall survive until three (3) months after the expiration of the applicable statute of limitations, including extensions or waivers thereof.

8.2.3 Seller shall promptly forward to Buyer a copy of all written communications from a Tax authority received by Seller that relates to Company, its income, assets, payroll, or operations, including any notice of a Tax Proceeding with respect to the Taxes of the Company. Buyer shall promptly forward to Seller a copy of all written communications from a Tax authority received by it for which the Seller may be liable under this Section, including any notice of a Tax Proceeding.

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8.2.4 Buyer agrees not to settle or make any payment of an amount claimed to be due with respect to a proposed adjustment or undertake the defense or control of any Tax Proceeding for which Seller may be liable under this Section for at least fifteen (15) days after giving notice to Seller pursuant to Section 9.2(c). If, within such fifteen (15)-day period, Buyer receives a written request from Seller that the proposed adjustments or Tax Proceeding will be contested or defended, which includes a statement of a reasonable basis in fact and in law for such contest, which includes an acknowledgement that the claim or Tax Proceeding is one to which the indemnity herein applies, Seller shall have the right thereafter to undertake, conduct, and control, through counsel of its own choosing and at its expense, the settlement and defense of such matter, and agrees to keep Buyer informed as to the progress of the matter, provided, however, that Seller shall not enter into any settlement or compromise of any such matter without prior written consent of Buyer, which consent shall not be unreasonably withheld, delayed, or conditioned. Buyer shall reasonably cooperate with Seller in connection with any such contest or Tax Proceeding. Notwithstanding the foregoing, Buyer shall have the right thereafter to undertake, conduct, and control, through counsel of its own choosing and at its expense, the settlement and defense of any matter that relates to a Straddle Period, and agrees to keep Seller informed as to the progress of the matter, provided, however, that Buyer shall not enter into any settlement or compromise of any such matter which settlement or compromise would result in an indemnification obligation of Seller under this Agreement without prior written consent of Seller, which consent shall not be unreasonably withheld, delayed, or conditioned. Seller shall reasonably cooperate with Buyer in connection with any such contest or Tax Proceeding.

8.3 General Indemnity.

8.3.1 Subject to the terms and conditions of this Article, Seller hereby agrees to indemnify and hold Company, Buyer and their respective Affiliates harmless from and against all damages and liabilities (including those resulting from or relating to demands, claims, actions or causes of action, assessments, or other losses, costs, and expenses relating thereto, interest and penalties thereon, and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) by reason of or resulting from (i) a breach of any representation or warranty of Seller contained in or made pursuant to this Agreement or the Seller Documents, or (ii) the failure of the Seller duly to perform or observe any term, provision, covenant, or agreement to be performed or observed by them pursuant to this Agreement or the Seller Documents; provided, however, under no circumstances will Seller have any obligations hereunder for Company’s action or failure to act after the Closing.

8.3.2 Subject to the terms and conditions of this Article, Buyer hereby agrees to indemnify, defend, and hold Seller harmless from and against all damages to and liabilities (including those resulting from or relating to demands, claims, actions or causes of action, assessments, or other losses, costs, and expenses relating thereto, interest and penalties thereon, and reasonable attorneys’ fees and related disbursements and other expenses in respect thereof) by reason of or resulting from (i) a breach of any representation or warranty of Buyer contained in or made pursuant to this Agreement, (ii) any failure of Buyer duly to perform or observe any term, provision, covenant or agreement to be performed or observed by Buyer pursuant to this Agreement, or (iii) any liability of Seller related to any third-party consents or approvals.

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8.3.3 The parties hereby acknowledge and agree that their sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement (other than a claim for fraud or for specific performance of the terms of this Agreement) shall be pursuant to the indemnification provisions set forth in this Article.

8.3.4 The parties shall take all reasonable steps to mitigate all liabilities and damages upon and after becoming aware of any event that could reasonably be expected to give rise to such liabilities and damages. In no event shall any party be liable for consequential, incidental, exemplary, or punitive damages other than such damages awarded to a third party.

8.4 Third Party Claims. If any claim, assertion or proceeding by or in respect of a third party is made against an Indemnified Party or any event in respect of a third party occurs, and if the Indemnified Party intends to seek indemnity with respect thereto under this Article or to apply any damage or liability arising therefrom to the U.S. Dollar amounts referred to herein, the Indemnified Party shall promptly notify the Indemnifying Party of such claim in writing, provided that the failure by the Indemnified Party to give such notice shall not relieve the Indemnifying Party from its indemnification obligations hereunder, except if and to the extent that the Indemnifying Party is actually materially prejudiced thereby.

The Indemnifying Party shall have thirty (30) days after receipt of such notice to undertake, conduct, and control, through counsel of its own choosing and at its expense, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, however, that (a) the Indemnifying Party shall permit the Indemnified Party to participate in such settlement or defense through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by Indemnified Party, (b) the Indemnifying Party shall promptly reimburse the Indemnified Party for the full amount of any liability resulting from such claim and all related and reasonable expenses (other than the fees and expenses of counsel as aforesaid) incurred by the Indemnified Party within the limits of this Article and subject to the U.S. Dollar amounts referred to herein, (c) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, settle or compromise any claim or consent to the entry of any judgment that does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party a release from all liability in respect of such claim, and (d) nothing herein shall require any Indemnified Party to consent to the entry of any order, injunction, or consent decree materially affecting its ability to conduct its business operations after the date thereof. So long as the Indemnifying Party is reasonably contesting any such claim in good faith, the Indemnified Party shall have the right to pay or settle any such claim; provided, however, that in such event it shall waive any right to indemnity therefor by the Indemnifying Party. If representation of the Indemnified Party, on the one hand, and the Indemnifying Party, on the other, by the same counsel would otherwise be inappropriate due to actual or potential differing interests between them, then the Indemnified Parties shall be entitled to engage separate legal counsel to participate in the defense of such claim at the sole expense of Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party’s written notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle, or compromise the claim in the exercise of its reasonable judgment at the expense of the Indemnifying Party.

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8.5 Investigation. The indemnities provided for in this Agreement shall apply notwithstanding any investigation made by Buyer in connection with the transactions contemplated by this Agreement or its receipt or review of or comments on, any Tax Return.

ARTICLE IX

TERMINATION

9.1 Written Consent Prior to Closing Date. If the Closing has not occurred by the Closing Date, either Seller or Buyer, by written notice to the other, may elect to terminate this Agreement; provided that no party may so terminate this Agreement if it is then in default of any of its obligations under this Agreement and provided, further, however, that if the Closing Date is extended by written agreement of the Parties. Except as expressly provided otherwise, no termination of this Agreement shall relieve any party hereto of any liability for any breach hereof occurring prior to such termination.

9.2 Effects of Termination Prior to Closing. In the event this Agreement is terminated prior to Closing, the Seller and the Buyer shall have no further rights, duties, obligations or responsibilities described in this Agreement, except for: (i) the respective indemnification rights and obligations of the Seller and the Buyer described in this Agreement; and (ii) any other right, duty, obligation or responsibility provided for in this Agreement to survive the termination of this Agreement notwithstanding. Notwithstanding the foregoing, in the event that termination of this Agreement occurs as a result of a party’s failure to perform or misrepresentation, the defaulting party shall be obligated and responsible for any and all costs and expenses (including reasonable attorney’s fees) incurred by the non-defaulting party related to or connected with this Agreement.

9.3 Effects of Termination After Closing. If, after Closing, there is a material breach of Buyer’s obligations in this Agreement or any related Agreements as included or referenced herein, including, but not limited to, (i) Buyer’s failure to pay the Purchase Price, (ii) Buyer’s failure to pay rent pursuant to the Lease; (iii) Buyer’s failure to preserve ownership in Company; (iv) Buyer’s failure comply with the terms of the Lease; (v) Buyer’s failure comply with the terms of this Agreement; etc. and that such material breach (i) is not cured within thirty (30) days following written notice by Seller to Buyer of such breach or (ii) by its nature, cannot be cured prior, then Seller, by written notice to Buyer, may elect to terminate this Agreement, provided that Seller is not then in default of any of its obligations (which have not been caused or contributed to by Buyer) under this Agreement, and Seller shall:

9.3.1 Retain all Payments of the Purchase Price made as of the date of the breach and

9.3.2 At Seller’s sole discretion assert Seller’s rights pursuant to the Promissory Note, Security Agreement, and/or Personal Guaranty as set forth therein.

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ARTICLE X

POST CLOSING AGREEMENTS

10.1 Further Accommodations. In case at any time after the Closing any further action is necessary, appropriate, or convenient to carry out the purposes of this Agreement, each Party will take such further action as the other Party reasonably may request, all at the sole cost and expense of the requesting Party.

10.2 Certain Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and Company, on the one hand, and Seller, on the other hand, for certain tax matters following the Closing:

10.2.1 Tax Returns. For any tax periods ending on or before the Closing Date, Seller shall prepare or cause to be prepared, at Seller’s expense, and timely file all Tax Returns for Company which are required to be filed after the Closing Date with respect to such tax periods (the “Pre-Closing Returns”). Subject to the requirements of applicable Tax Law, each Pre-Closing Return shall be prepared in a manner consistent with past practices of the Company, but in all cases shall be in conformity with the Code, the United States Treasury Regulations and other primary authority.

The Seller shall deliver any Pre-Closing Return (along with associated tax workpapers) to Buyer at least thirty (30) days prior to the date on which such Pre-Closing Return is required to be filed (taking into account extension) and in the case of a return due within 30 days after the Closing Date as soon as practical. If Buyer disputes any item on any such Pre-Closing Return prepared by the Seller, it shall, within ten (10) days of receiving such Pre-Closing Return, notify the Seller of such disputed item (or items) and the basis for its objection. Seller and Buyer shall act in good faith to resolve any such dispute prior to the date on which the relevant Pre-Closing Return is required to be filed. If Seller and Buyer cannot resolve any disputed item, the item in question shall be resolved by the Independent Auditor. The fees and expenses of the Independent Auditor attributable to such dispute shall be borne equally by the Seller and the Buyer. If the Independent Auditor is unable to resolve the dispute no later than 3 days prior to the filing date of the Pre-Closing Return at issue (taking into account applicable extensions), then such Pre-Closing Return shall be filed as prepared by the Seller, subject to subsequent amendment, if any, necessary to reflect Independent Auditor’s final resolution of the disputed items. Seller shall provide a copy of such Pre-Closing Returns to Buyer promptly after the filing of such Pre-Closing Returns.

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10.2.2 Straddle Periods. For a taxable period that begins on or before the Closing Date and ends after Closing Date (a “Straddle Period”), Buyer shall prepare or cause to be prepared, at Buyer’s expense, and timely file all Tax Returns for the Company which are required to be filed after the Closing Date with respect to such Straddle Periods (the “Straddle Returns”). Subject to the requirements of applicable Tax Law, each Straddle Return shall be prepared in a manner consistent with past practices of the Company, but in all cases shall be in conformity with the Code, the United States Treasury Regulations and other primary authority, and in accordance with the Reporting Position. The Buyer shall deliver any Straddle Return (along with associated tax workpapers) relating to Straddle Period which shows a Tax owing allocable to a Pre-Closing Period to the Seller for its review and comment at least thirty (30) days prior to the date on which such Straddle Return is required to be filed (taking into account extensions) or, in the case of a Straddle Return due within thirty days after the end of the taxable period to which that return relates, as soon as practical. If the Seller disputes any item on any such Straddle Return, it shall, within ten (10) days of receiving such Straddle Return, notify the Buyer of such disputed item (or items) and the basis for its objection. Seller and Buyer shall act in good faith to resolve any such dispute prior to the date on which the relevant Straddle Return is required to be filed. If Seller and Buyer cannot resolve any disputed item, the item in question shall be resolved by the Independent Auditor. The fees and expenses of the Independent Auditor attributable to such dispute shall be borne equally by the Seller and the Buyer. If the Independent Auditor is unable to resolve the dispute no later than 3 days prior to the filing date of the Straddle Return at issue (taking into account applicable extensions), then such Straddle Return shall be filed as prepared by Buyer, subject to subsequent amendment, if any, necessary to reflect Independent Auditor’s final resolution of the disputed items. Buyer shall provide a copy of such Tax Returns to Seller promptly after the filing of such Tax Returns.

10.2.3 Payment of Taxes. All Taxes shown as due and owing on any Pre-Closing Return or on any Straddle Return allocable to a Pre-Closing Period shall be borne by the Seller to the extent that such Taxes exceed the amount of such Taxes accrued as a liability in the Closing Balance Sheet and shall be borne by the Buyer to the extent that such Taxes are equal to or less than the Taxes accrued as a liability in the Closing Balance Sheet. If such Tax Returns will be filed by the Buyer, the amount of such Taxes for which Seller are responsible shall be paid by the Seller (on behalf of the Seller) to the Buyer no later than three (3) Business Days prior to the due date for filing such Tax Returns and Buyer shall remit such Taxes to the appropriate Governmental Authority. If such Tax Returns will be filed by the Seller, the amount of such Taxes for which Buyer is responsible shall be paid by the Buyer to the Seller no later than three (3) Business Days prior to the due date for filing such Tax Returns and Seller shall remit such Taxes to the appropriate Governmental Authority.

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10.2.4 Tax Periods. For purposes of this Agreement, if the Company is permitted but not required under applicable state, local, or foreign Tax Laws to treat the end of the Closing Date as the last day of a taxable period with respect to any Tax, then the Parties shall treat that day as the last day of a taxable period. The Parties acknowledge that, for federal and applicable state and local income and franchise tax purposes, pursuant to Treasury Regulations Section 1.1362-3(b)(3), the Company’s items of income, gain, loss, deduction and credit will not be allocated pro rata and will be allocated to each short taxable year resulting from the transaction on the basis of the Company’s method of accounting during each short taxable year as determined under Section 446 of the Code. In the event Treasury Regulations Section 1.1362-3(b)(3) is for any reason not applicable, the Seller and the Buyer agree to make all necessary elections to apply the “closing of the books” method for allocating items between the short years. For purposes of this Agreement, in the case of any Tax (other than Property Taxes) for a Straddle Period for which an election is not available to terminate the tax year or apply a “closing of the books” method as of the Closing Date, such Taxes shall be allocated between the Pre-Closing Period and the balance of the period based on a closing of the books as of the end of the Closing Date.

10.2.5 Amendments of Tax Returns. Except as otherwise required under applicable Tax Law, permitted in Section 11.2(a) or (b) or in settlement of a Tax Proceeding, Buyer shall not file, nor cause to be filed, any amended Pre-Closing Return or any amended Tax Return for any Tax period ending before the Closing Date and filed before the Closing Date without the written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned.

10.2.6 Cooperation on Tax Matters. Seller and Buyer shall (i) each provide the other, and Buyer shall cause Company to provide Seller with such assistance as may reasonably be requested by any of them or their professional advisors in connection with the preparation of any Tax Return or the audit or other examination by any taxing authority, or judicial or administrative proceedings, relating to liability for Taxes for which Seller may possibly be responsible under this Agreement, (ii) each retain and provide the other, and Buyer shall cause Company to retain and provide Seller, with any records or other information in the possession of such Party or his, her or its professional advisors or other representative(s) which may be relevant to such Tax Return, audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of Company for any period ending on or prior to the Closing Date. Without limiting the generality of the foregoing, Buyer shall retain, and shall cause Company to retain, and Seller shall retain until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules and other records or information (to the extent such items are the possession of such Party or his, her or its professional advisors or other representative(s)) which may be relevant to such Tax Returns for all tax periods or portions thereof ending on, before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other Party with a reasonable opportunity to review and copy the same.

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ARTICLE XI

MISCELLANEOUS

11.1 Payment of Expenses and Fees. Except as otherwise provided in this Agreement, Buyer and Seller shall each bear their own costs and expenses, including attorneys’ fees, incurred in connection with the transactions contemplated by this Agreement.

11.2 Entire Agreement. This Agreement, including the exhibits and other writings referred to herein or delivered pursuant hereto, constitutes the entire agreement between Seller and Buyer with respect to the subject matter hereof and supersedes all prior oral or written agreements, commitments or understandings with respect thereto, except the Confidentiality Agreement. No amendment hereof shall be binding on the Parties unless in writing and signed by authorized representatives of all Parties hereto.

11.3 Business Days. If the day for performance of any action described in this Agreement shall fall on a Saturday, Sunday or a day on which the banks are closed in the State of California the time for such action shall be extended to the next business day after such Saturday, Sunday or day on which the banks are closed.

11.4 Governing Law. This Agreement shall be deemed to be a contract entered into in the State of California and it and all matters arising out of the transactions contemplated hereby or related thereto shall be governed, construed and interpreted in all respects according to the Laws of the State of California, without reference to principles of conflicts of law thereof.

11.5 Venue. Any action to enforce this Agreement, or to interpret or construe the meaning of this Agreement, shall be brought in the Superior Court of San Joaquin County, California and Buyer hereby expressly waives venue in any other State court. Any federal claim shall be brought in the United States District Court for the Northern District of California.

11.6 Obligations of Parties; Successors and Assigns.

11.6.1 Subject to following provisions, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, personal representatives, successors and assigns. If more than one person or entity is named as Buyer, the term “Buyer” shall refer to each person or entity so named and any one or more of them in any combination, and the representations, warranties, covenants, obligations and liabilities of Buyer herein shall constitute their joint and several representations, warranties, covenants, obligations and liabilities.

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11.6.2 The obligations of Seller under this Agreement shall be joint and several.

11.7 Waiver. The excuse or waiver of the performance by a Party of any obligation of the other Party under this Agreement shall only be effective if evidenced by a written statement signed by the Party so excusing or waiving. No delay in exercising any right or remedy shall constitute a waiver thereof, and no waiver by Seller or Buyer of the breach of any covenant of this Agreement shall be construed as a waiver of any preceding or succeeding breach of the same or any other covenant or condition of this Agreement.

11.8 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or attachment of a PDF file to e-mail shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or attachment of a PDF file to e-mail shall be deemed to be their original signatures for all purposes.

11.9 Attorneys’ Fees. In the event of a judicial or administrative proceeding or action by one Party against the other Party with respect to the interpretation of, enforcement of, or any action under this Agreement, the prevailing Party shall be entitled to recover reasonable costs and expenses including reasonable attorneys’ fees and expenses, whether at the investigative, pretrial, trial or appellate level. The prevailing Party shall be determined by the court based upon an assessment of which Party’s major arguments or position prevailed.

11.10 Descriptive Headings; Word Meaning. The descriptive headings of the paragraphs of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement. Words such as “herein,” “hereinafter,” “hereof” and “hereunder” when used in reference to this Agreement, refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context otherwise requires. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires. The word “including” shall not be restrictive and shall be interpreted as if followed by the words “without limitation.” Each exhibit referenced herein shall be deemed part of this Agreement and incorporated herein wherever any reference is made thereto. Unless otherwise defined therein, capitalized terms used in the exhibits to this Agreement shall have the meanings given to such terms respectively in the body of this Agreement.

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11.11 Time of the Essence. TIME IS OF THE ESSENCE WITH RESPECT TO EACH PROVISION OF THIS AGREEMENT. Without limiting the foregoing, Buyer and Seller hereby confirm their intention and agreement that time shall be of the essence with respect to each and every provision of this Agreement, notwithstanding any subsequent modification or extension of any date or time period that is provided for under this Agreement. The agreement of Buyer and Seller that time is of the essence with respect to each and every provision of this Agreement shall not be waived or modified by any conduct of the Parties, and the agreement of Buyer and Seller that time is of the essence with respect to each and every provision of this Agreement may only be modified or waived by the express written agreement of Buyer and Seller that time shall not be of the essence with respect to a particular date or time period, or any modification or extension thereof, which is provided under this Agreement.

11.12 Construction of Contract. This Agreement shall not be construed more strictly against one Party than against the other merely by virtue of the fact that it may have been prepared primarily by counsel for one of the Parties, it being recognized that both Buyer and Seller have contributed substantially and materially to the preparation of this Agreement.

11.13 Severability. The Parties hereto intend and believe that each provision in this Agreement comports with all applicable Laws. If, however, any provision in this Agreement is found by a court of law to be in violation of any applicable Law or public policy, or if in any other respect such a court declares any such provision to be illegal, invalid, unlawful, void or unenforceable as written, then it is the intent of all Parties hereto that, consistent with and with a view towards preserving the economic and legal arrangements among the Parties hereto as expressed in this Agreement, such provision shall be given force and effect to the fullest possible extent, and that the remainder of this Agreement shall be construed as if such illegal, invalid, unlawful, void, or unenforceable provision were not contained herein, and that the rights, obligations, and interests of the Parties under the remainder of this Agreement shall continue in full force and effect.

11.14 No Implied Contract. Neither Seller nor Buyer shall have any obligations in connection with the transaction contemplated by this Agreement unless the Seller, on the one hand, and Buyer, on the other hand acting in its sole discretion, elect to execute and deliver this Agreement to the other Party. No correspondence, course of dealing, or submission of drafts or final versions of this Agreement between Seller and Buyer shall be deemed to create any binding obligations in connection with the transaction contemplated hereby, and no contract or obligation on the part of Seller or Buyer shall arise unless and until a counterpart of this Agreement is fully executed by all the Seller and Buyer. Once so executed and delivered by Seller and Buyer, this Agreement shall be binding upon them.

11.15 Notices. All notices and consents to be given hereunder shall be in writing and shall be deemed to have been duly given if (a) (i) delivered personally, (ii) mailed (postage prepaid) by certified mail (in this case, notice to be deemed given three days after mailing), or (iii) delivered by a recognized commercial courier to the Party entitled thereto at the address set forth below or such other address as such Party shall have designated by five (5) days’ notice to the other; and (b) delivered by email, as set forth below:

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Seller:	Doug Chloupek
Juva Life, Inc.
812 Hamilton Street
Redwood City, CA 94063

With copy to:	Sharmi Shah, Esq.
Sharmi Shah, Attorney at Law
255 W. Julian Street
Suite 400
San Jose, CA 95110

Buyer:	Baja Investment Partners, LLC
441 South Madera Avenue
Kerman, CA 93640

With copy to:	Zach Drivon
2904 Pacific Ave.
Stockton, CA 95204

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER:

Baja Investment Partners, LLC

/s/ Samuel Chavez

Samuel Chavez, Member/Manager

Baja Investment Partners, LLC

/s/ Elian Zepeda

Elian Zepeda, Member/Manager

Baja Investment Partners, LLC

SELLER:

Juva Life, Inc.

/s/ Douglas Chloupek

Douglas Chloupek

CEO

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